Exhibit 99.2

SEMPRA ENERGY
Table F (Unaudited)

Income Statement Data by Business Unit

Three Months Ended September 30, 2008

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Revenues	$ 949	$ 1,077	$ 13	$ 498	$ 127	$ 49	$ (21)	$ 2,692
Cost of Sales and Other Expenses	(689)	(879)	(15)	(349)	(112)	(31)	(11)	(2,086)
Depreciation & Amortization	(68)	(67)	-	(14)	(5)	(6)	(2)	(162)
Equity Earnings (Losses) Recorded Before Income Tax	-	-	(4)	8	10	-	(4)	10
Other Income (Expense), Net	10	(1)	-	(1)	(1)	(2)	(18)	(13)
Income (Loss) Before Interest & Tax [1]	202	130	(6)	142	19	10	(56)	441
Net Interest (Expense) Income [2]	(25)	(12)	(3)	(2)	2	(3)	(14)	(57)
Income Tax (Expense) Benefit	(54)	(41)	1	(46)	(5)	(3)	54	(94)
Equity Earnings Recorded Net of Income Tax	-	-	-	-	18	-	-	18
Net Income (Loss)	$ 123	$ 77	$ (8)	$ 94	$ 34	$ 4	$ (16)	$ 308

Three Months Ended September 30, 2007

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Revenues	$ 716	$ 819	$ 679	$ 390	$ 81	$ -	$ (22)	$ 2,663
Cost of Sales and Other Expenses	(474)	(631)	(506)	(294)	(77)	(9)	1	(1,990)
Depreciation & Amortization	(75)	(71)	(6)	(16)	(3)	-	(3)	(174)
Equity Earnings (Losses) Recorded Before Income Tax	-	-	-	7	(2)	-	(4)	1
Other Income (Expense), Net	8	-	-	1	1	-	(6)	4
Income (Loss) Before Interest & Tax [1]	175	117	167	88	-	(9)	(34)	504
Net Interest (Expense) Income [2]	(24)	(10)	(14)	2	(1)	(1)	(10)	(58)
Income Tax (Expense) Benefit	(28)	(44)	(66)	(32)	(1)	6	30	(135)
Equity Earnings Recorded Net of Income Tax	-	-	-	-	19	-	-	19
Discontinued Operations	-	-	-	-	-	-	(25)	(25)
Net Income (Loss)	$ 123	$ 63	$ 87	$ 58	$ 17	$ (4)	$ (39)	$ 305

[1] Management believes "Income (Loss) before Interest & Taxes" is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest (Expense) Income includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.

SEMPRA ENERGY
Table F (Unaudited)

Income Statement Data by Business Unit

Nine Months Ended September 30, 2008

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Revenues	$ 2,449	$ 3,776	$ 486	$ 1,426	$ 338	$ 44	$ (54)	$ 8,465
Cost of Sales and Other Expenses	(1,796)	(3,225)	(410)	(1,131)	(314)	(75)	(18)	(6,969)
Depreciation & Amortization	(223)	(209)	(6)	(42)	(10)	(8)	(10)	(508)
Gains (Losses) on Sale of Assets	3	-	110	2	-	-	(1)	114
Equity Earnings (Losses) Recorded Before Income Tax	-	-	142	10	30	-	(11)	171
Other Income (Expense), Net	18	1	-	1	2	13	(12)	23
Income (Loss) Before Interest & Tax [(1)]	451	343	322	266	46	(26)	(106)	1,296
Net Interest (Expense) Income [(2)]	(72)	(36)	(12)	(6)	4	(5)	(9)	(136)
Income Tax (Expense) Benefit	(121)	(117)	(132)	(98)	(20)	(2)	67	(423)
Equity Earnings Recorded Net of Income Tax	-	-	3	-	54	-	-	57
Net Income (Loss)	$ 258	$ 190	$ 181	$ 162	$ 84	$ (33)	$ (48)	$ 794

Nine Months Ended September 30, 2007

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Revenues	$ 2,084	$ 3,168	$ 1,901	$ 1,064	$ 242	$ (11)	$ (120)	$ 8,328
Cost of Sales and Other Expenses	(1,463)	(2,630)	(1,437)	(842)	(227)	(30)	(11)	(6,640)
Depreciation & Amortization	(225)	(210)	(19)	(41)	(9)	-	(10)	(514)
Gains on Sale of Assets	2	2	-	-	-	-	2	6
Equity Earnings (Losses) Recorded Before Income Tax	-	-	-	6	(5)	-	(12)	(11)
Other Income (Expense), Net	10	(4)	-	-	2	-	64	72
Income (Loss) Before Interest & Tax [(1)]	408	326	445	187	3	(41)	(87)	1,241
Net Interest (Expense) Income [(2)]	(71)	(32)	(16)	11	(1)	(2)	(38)	(149)
Income Tax (Expense) Benefit	(101)	(122)	(156)	(76)	2	16	96	(341)
Equity Earnings Recorded Net of Income Tax	-	-	40	-	46	-	-	86
Discontinued Operations	-	-	-	-	-	-	(27)	(27)
Net Income (Loss)	$ 236	$ 172	$ 313	$ 122	$ 50	$ (27)	$ (56)	$ 810

[(1)] Management believes "Income (Loss) before Interest & Taxes" is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[(2)] Net Interest (Expense) Income includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.